UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-17007

CUSIP Number: 760416107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Republic First Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable

50 South 16th Street, Suite 2400

Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania 19102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Republic First Bancorp, Inc. (the “Registrant”) has determined that it is unable to finalize, and therefore file, its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 (together, the “Form 10-Qs”) by the prescribed due date without unreasonable effort or expense due to the circumstances stated below.

As previously disclosed in the Current Reports on Form 8-K filed by the Registrant on April 1, 2022 and May 10, 2022, the Audit Committee of the Registrant’s board of directors (the “Audit Committee”) has engaged Wilmer Cutler Pickering Hale and Dorr LLP (“WCPHD”) to advise it and conduct an independent review concerning related party transactions, certain of the Registrant’s controls, and any associated financial statement and disclosure implications. The review by WCPHD is complete, and the findings are currently being evaluated by the Registrant’s Audit Committee and management and by the Registrant’s independent registered public accounting firm in connection with the audit of the Registrant’s financial statements as of and for the year ended December 31, 2021. As a result, the Registrant has not yet filed its Form 10-K or its Form 10-Qs, and does not expect to be in a position to file the Form 10-K or the Form 10-Qs until the evaluation of the findings of WCPHD is completed.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the business of the Registrant and its subsidiary companies.  All statements, other than statements of historical fact included herein, are “forward-looking statements” including statements regarding: the timing, duration and outcome of its work in connection with restating certain financial statements; the Registrant’s business and operations; business strategy, plans, and objectives of the Registrant and its subsidiaries; and any other statements of non-historical information.  These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions and involve known and unknown risks and uncertainties.  Although the Registrant believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.  Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  The Registrant disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.  For additional information and risk factors that could affect the Registrant, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Registrant on its website or otherwise.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank A. Cavallaro	215	430-5850

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐                  No ☒

As previously disclosed, the Registrant has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2021 or its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐                  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Republic First Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2022	By	/s/ Frank A. Cavallaro
Name: Frank A. Cavallaro
Title: Executive Vice President and Chief Financial Officer